Exhibit 99.(a)(6)

Subject: Important Notice Regarding the Stock Option Repurchase Offer

Dear ValueClick Employee:

We wanted to send you this notice to remind you that the deadline of September 24, 2008 (11:59 P.M., Pacific Daylight Time) is approaching for you to elect to participate in the stock option repurchase program.  If you wish to participate in the offer to tender your eligible options, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on August 26, 2008 (the “offering materials”), you must log into the following Sharepoint website and follow the directions listed:

Stock Option Repurchase Program

Note that your participation in the offer is completely voluntary.  You are not obligated to participate in the offer, and if you do not respond by the deadline referred to above, any options you hold will remain subject to their present terms.  Questions about the offer or requests for assistance or for additional copies of any offering materials should be made by email to mchandler@valueclick.com.  The Company will attempt to respond to all questions.